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                         January 2, 2024

       Jason Williams
       Chief Financial Officer
       Grom Social Enterprises, Inc.
       2060 NW Boca Raton Blvd., Suite #6
       Boca Raton, Florida 33431

                                                        Re: Grom Social
Enterprises, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 27,
2023
                                                            File No. 333-276285

       Dear Jason Williams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aliya
Ishmukhamedova at 202-551-7519 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Soyoung Lee, Esq.